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Black-owned
Mike D's BBQ

BBQ

455 S Driver St
Durham, NC 27703
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Early Investor Bonus: The investment multiple is increased to 2× for the next $15,000 invested.
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THE PITCH
Mike D's BBQ is seeking investment to expand Mike D's BBQ into the next phase bringing a new smokehouse and retail store together under one roof.
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Our Story

The goal and mission of Mike D's BBQ has always been to bring people together around good food and fellowship to create community.

In our early days we wanted to accomplish this through our sauces and rubs, helping people bring great flavor to their gatherings.

As we have grown that has expanded to feeding people as well. Whether through our sold-out pop-up dinners, to our tailgates, and caterings we bring people together.

If you have spent any time speaking with Mike D about BBQ you have heard the quote "If we had more BBQ's we could achieve world peace".

Food is the great equalizer and it is well documented how good food can bring people together.

BBQ takes it to another level, there is something about meat (and vegetables) cooked over fire and wood that just helps people put aside their differences and just make community. Your contribution to this campaign helps make this a reality in East Durham, a community in transition, feeling the weight of gentrification, community is needed.

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MIKE D'S BBQ, AN AWARD-WINNING BBQ BRAND

Over the last nine years the company has grown from selling sauces and rubs out of the trunk of their car to shipping to customers in all 50 states and 12 countries. As well as having a retail partner across 27 states and 1 country!
Our sauces and rubs have won awards at all levels which include 4 world champions and 4 times best in state (North Carolina).
We expanded to a brick-and-mortar BBQ supply store and catering events which have expanded beyond NC to Virginia, West Virginia, and Alabama.
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HIGHLIGHTS
Over the last year and a half as the food service side of our business grew, and more and more potential consumers visited our store wanting to get food and not BBQ supplies, we knew that the next phase of the business needed to serve both side of our customers, products and food.
As a business we were at a crossroads, we wanted to open a BBQ restaurant in East Durham, but were also needing to close our retail store. When one door closes, you never know what other doors may open.
Now we have an opportunity to open a BBQ restaurant in East Durham with an adjacent seating area/retail store.
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THE OPPORTUNITY

Construction is near completion on the new location. An old building on the same street of our previous store is being renovated.

Once open, we will be able to open Mike D's BBQ Smokehouse and Retail! The smokehouse will mainly be a takeout location allowing us to be nimble in case of another pandemic.

We will also have limited seating within the retail area so customers can eat and shop in one location. We like to call this vision the Cracker Barrel of BBQ

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THE SPACE

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MIKE D'S BBQ - ON DISCOVERY CHANNEL'S SHOW "I QUIT"

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Introduction preview to Mike D's BBQ on Discovery Channel's I Quit Show

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PRESS

His sauces have traveled the world. Now he's opening a BBQ joint in Durham.

The North Carolina barbecue craze continues in the Triangle as a new restaurant from Mike De Los Santos comes to Durham. Opening date info.

The 'Cracker Barrel' of Barbecue Is Coming to East Durham

Mike D's BBQ will sell barbecue sauce, grills, and brisket

Acclaimed barbecue shop in Durham adds smokehouse concept

Mike D's BBQ shop has made a name for itself in Durham. Now, it's adding a smokehouse.

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THE TEAM

Michael De Los Santos

Owner

Michael De Los Santos (Mike D) is the owner of Mike D's BBQ, LLC, a Durham, NC based BBQ company with an award-winning line of sauces and dry rubs and catering. Michael and Mike D's BBQ were also featured on the I Quit reality docu-series on the Discovery Channel, as well as CNBC, KTLA, and My Carolina.

Michael serves as the President of the North Carolina Specialty Foods Association, a non-profit with the mission of growing opportunities for food-based business in NC and beyond. Michael also serves as the Board Chair for Helps Education Fund, a non-profit focused on improving educational equity. In addition, he also serves on the Board of Directors for Reinvestment Partners, a non-profit who works to address the problems of poverty and social injustice in the areas of food, housing, community development, health, and financial services. He has a Bachelor's degree in Public Administration from Southern New Hampshire University, and a Master's Degree in Real Estate with a focus on Development from Georgetown University.

Community means everything to Mike D, and food specifically BBQ is his tool to bring community together.

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Join us!

While the costs of the construction and upfitting the kitchen are covered, we still need to raise the additional funds to be able hit the ground running once construction is complete. We are seeking to raise $50,000 which will help us accomplish the following:

Hire Staff

Initial stock of supplies for the restaurant

Cash Reserves while we scale up

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Order Online
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Complete Buildout $37,300
Mainvest Compensation $2,700
Total $40,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$854,000	$1,703,000	$1,754,090	$1,806,712	$1,860,914
Cost of Goods Sold	$112,000	$223,500	$232,440	$241,737	$251,407
Gross Profit	$742,000	$1,479,500	$1,521,650	$1,564,975	$1,609,507

EXPENSES

Payroll	$206,256	$458,796	$477,148	$496,234	$516,084
Shipping	$9,000	$9,225	$9,455	$9,691	$9,933
Accounting, Dues, Subscriptions	$18,000	$18,450	$18,911	$19,383	$19,867
Insurance	$3,600	$3,690	$3,782	$3,876	$3,972
Sales Tax	$64,050	$120,627	$125,452	$130,470	$135,688
Office Supplies	$6,000	$6,150	$6,303	$6,460	$6,621
Advertising	$21,000	$21,525	$22,063	$22,614	$23,179
Wholesale Fees	$600	$1,196	$1,231	$1,267	$1,305
Lease/Rent Costs	$66,482	$132,964	$138,282	$143,814	$149,566
Utlities/Equipment	$18,000	$18,450	$18,911	$19,383	$19,867
BBQ Bash Expenses	$11,000	$11,275	$11,556	$11,844	$12,140
Loan Payments	$5,009	$5,134	$5,262	$5,393	$5,527
CC Processing Fees	$1,782	$1,826	$1,871	$1,917	$1,964
Contigency Expense (5% of revenue)	$42,700	$85,150	$0	$0	$0
Operating Profit	$268,521	$585,042	$681,423	$692,629	$703,794

This information is provided by Mike D's BBQ. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $40,000
Maximum Raise $75,000
Amount Invested $0
Investors 0
Investment Round Ends August 4th, 2023
Summary of Terms
Legal Business Name Mike D's BBQ, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $15,000 invested
2×
Investment Multiple 1.5×
Business's Revenue Share 1%-1.9%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2028

Financial Condition
Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mike D's BBQ to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Mike D's BBQ operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mike D's BBQ competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mike D's BBQ's core business or the inability to compete successfully against the with other competitors could negatively affect Mike D's BBQ's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Mike D's BBQ's management or vote on and/or influence any managerial decisions regarding Mike D's BBQ. Furthermore, if the founders or other key personnel of Mike D's BBQ were to leave Mike D's BBQ or become unable to work, Mike D's BBQ (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mike D's BBQ and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mike D's BBQ is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Mike D's BBQ might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mike D's BBQ is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Mike D's BBQ

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mike D's BBQ's financial performance or ability to continue to operate. In the event Mike D's BBQ ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mike D's BBQ nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Mike D's BBQ will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mike D's BBQ is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Mike D's BBQ will carry some insurance, Mike D's BBQ may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mike D's BBQ could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mike D's BBQ's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mike D's BBQ's management will coincide: you both want Mike D's BBQ to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mike D's BBQ to act conservative to make sure they are best equipped to repay the Note obligations, while Mike D's BBQ might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Mike D's BBQ needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mike D's BBQ or management), which is responsible for monitoring Mike D's BBQ's compliance with the law. Mike D's BBQ will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mike D's BBQ is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Mike D's BBQ fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mike D's BBQ, and the revenue of Mike D's BBQ can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Mike D's BBQ to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Mike D's BBQ. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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